UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 333-78481

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]
Creo Inc. 3700 Gilmore Way Burnaby, B.C. Canada V5G 4M1	T. +1.604.451.2700 F. +1.604.437.9891	www.creo.com

News release

For immediate release

Creo Reports 2004 Second-Quarter Financial Results

  Second Quarter Revenue Up 11% Year-over-Year
  57% Year-over-Year Gain in Consumables Revenue

Vancouver, BC, CANADA (May 4, 2004) - Creo Inc. (NASDAQ: CREO; TSX: CRE) today announced its financial results for the 2004 fiscal second quarter ended March 31, 2004, reported in U.S. dollars.

Second quarter revenue was $157.6 million, an increase of 11.4 percent from the second quarter of 2003. Net earnings were $2.0 million for the quarter, an increase of $3.2 million from the second quarter of 2003. Diluted earnings per share were 4 cents per share, up 6 cents per share from a loss of 2 cents per share in the second quarter of last year. Net earnings this quarter include restructuring expenses of $1.0 million and severance charges of $1.0 million related to the completion of restructuring activities announced last quarter and a non-cash charge of $1.0 million for intangible asset amortization.

Consumables revenue reached $17.5 million this quarter, an increase of 57.2 percent compared to the second quarter last year and 30.5 percent compared to the prior quarter. This growth is due to the addition of revenue from acquisitions and growth in revenue from the Creo Positive Thermal Plate.

"This quarter we achieved our financial goals and reported continued revenue growth," said Amos Michelson, chief executive officer of Creo. "We remain focused on the implementation of our digital media strategy and the increased consumables revenue this quarter is confirmation of our progress. In just six months, we have rolled out a broad, high-performance digital plate offering to customers in the Americas, Europe, the Middle East and Africa (EMEA) and Asia-Pacific. We expect this will be the basis for continued growth for many years."

Revenue by segment this quarter was 37.5 percent in the Americas; 38.7 percent in Europe, Middle East and Africa; 14.3 percent in Asia-Pacific (including Japan); and 9.5 percent in OEM and Other. Compared to last year, all economic segments reported improved results in the second quarter. Results were particularly strong in Asia-Pacific, including Japan. As expected, the Americas region improved this quarter following a sequential decline in the 2004 first quarter. EMEA improved largely on the strength of the euro while the OEM and Other segment reported year-on-year gains due to the continued strength of the digital printing business with Xerox and increased sales of Leaf™ Valeo digital camera backs. For the year-to-date, all segments showed gains over the prior year except the Americas which was slightly below last year's run rate.

Mr. Michelson continued, "Later this week at Drupa, the largest trade show in our industry, Creo and other vendors are bringing out a huge range of new products. In anticipation of Drupa we have seen some customers defer purchase decisions, but we expect the net effect of the show will be to increase both product and consumable commitments and drive revenue in the fourth quarter. We remain confident in our ability to achieve our growth objectives for this fiscal year."

News release

Gross margin in the 2004 second quarter was 42.7 percent, compared to 45.0 percent for the 2003 second quarter. Gross margin was influenced this quarter by the relatively low utilization of our plate manufacturing capacity as we ramp-up our digital plate business; changes in sales channel distribution and product mix; and pricing pressure, particularly in EMEA compared to last year's second quarter. The strength of the euro offset some of the unfavorable impact on gross margin from these factors.

Total operating expenses were $64.7 million, including $1.0 million in restructuring costs, $1.0 in severances, and $0.8 million in intangible asset amortization. Year-over-year, total operating expenses increased 2.7 percent but were reduced operationally by approximately 5 percent before the impact of foreign currency.

Creo used $9.2 million in cash flow from operations reflecting seasonal cash outflows and an increase in consumables inventories. Cash on hand at quarter end was $83.9 million. Weighted shares outstanding (diluted) were 51,861,638.

Highlights of the Quarter

  In January Creo and Xerox Corporation signed a reseller agreement for mid-range and entry-level production color digital presses in Canada and the United States. The companies also agreed to cooperate in the development of digital printing workflow software with the first examples of this collaboration to be shown at the Drupa trade show.
  In February Creo acquired a printing plate manufacturing facility in West Virginia from Spectratech International, Inc. for an aggregate of $19.7 million for assets and working capital. Creo gained plate technology from the acquisition allowing it to launch two new plates - Fortis™ PM for the newspaper market and Mirus™ PN for the commercial and packaging market.
  In March Creo raised net proceeds of $48.5 million in an offering of 5 million Creo common shares.
  In March Creo partnered with a leading Chinese plate manufacturer to supply thermal printing plates in China.

Outlook

Creo offers the following outlook for the fiscal third quarter ending June 30, 2004:

  Revenue between $153 million and $158 million; and
  Net earnings per diluted share between 1 and 5 cents per share, after approximately 1 cent per share of intangible asset amortization.

"The recent change in the exchange rate for the euro compared to its average rate for the last quarter has reduced our expected third quarter revenue by over $2 million. We are also seeing the impact of the Drupa trade show reflected in our third quarter forecast," said Mark Dance, chief financial officer and chief operating officer of Creo. "However we expect continued growth in the consumables business and new product introductions will accelerate sales activity in the fourth quarter and we continue to target 10 percent overall revenue growth for the full fiscal year, and a 50 percent increase in consumables revenue."

The guidance is based on foreign exchange rates on April 28, 2004.

News release

Conference Call

Creo will present the 2004 second-quarter financial results at 5:00 pm Eastern Time (2:00 pm Pacific Time), today, May 4, 2004. The conference call may be accessed at http://www.creo.com/investors. To listen to the conference call live by telephone, dial 877-825-5811 for participants in North America and 973-582-2767 for international participants approximately ten minutes before the start time. A telephone playback will be available after the completion of the call until May 6, 2004 at 8:00 pm Eastern Time (5:00 pm Pacific Time) and can be accessed at 877-519-4471 for participants in North America and 973-341-3080 for international participants using the access code 4615382.

This news release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Certain Factors That May Affect Future Results" and elsewhere in our Annual Report for the fiscal year ended September 30, 2003, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2004 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging and software technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo employs more than 4,200 people and reported fiscal 2003 revenue of US$578 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

News release

Tracy Rawa	Rochelle van Halm
Investor Relations	Media Relations (Headquarters)
T. +1.604.419.4794	T. +1.604.676.4526
F. +1.604. 437.9891	F. +1.604.437.9891
IR@creo.com	rochelle.van.halm@creo.com

Creo Inc.

Segmented Revenue by Economic Segment

	Three months ended			Six months ended
(in thousands of U.S. dollars)	March 31 2004	March 31 2003	December 31 2003	March 31 2004	March 31 2003

Americas	$ 59,106	$ 55,088	$ 51,281	$ 110,387	$ 111,203
EMEA	60,912	55,986	60,026	120,938	105,572
Asia-Pacific	22,490	16,332	20,709	43,199	33,370
OEM and Other	15,064	14,057	22,914	37,978	34,094

	$ 157,572	$ 141,463	$ 154,930	$ 312,502	$ 284,239

News release

Creo Inc.

Consolidated Balance Sheets

(in thousands of U.S. dollars)	March 31 2004 (unaudited)	December 31 2003 (unaudited)	September 30 2003 (audited)

Assets
Current assets
Cash and cash equivalents	$ 83,900	$ 69,893	$ 59,021
Accounts receivable	129,512	132,380	126,506
Other receivables	31,042	27,766	23,634
Inventories	109,810	102,986	96,445
Income taxes receivable	6,317	5,260	6,078
Future income taxes	19,801	19,801	20,203

	380,382	358,086	331,887
Investments	-	-	12,912
Capital assets, net	127,461	120,089	112,441
Intangible assets, net	11,634	12,434	11,253
Goodwill	13,774	8,047	2,180
Other assets	24,007	21,616	17,405
Future income taxes	16,266	15,517	13,314

	$ 573,524	$ 535,789	$ 501,392

Liabilities
Current liabilities
Accounts payable	44,237	47,961	37,368
Accrued and other liabilities	77,201	80,401	78,074
Future income taxes	1,698	1,083	1,937
Deferred revenue and credits	59,167	62,566	57,520

	182,303	192,011	174,899
Long-term liabilities	14,128	16,402	16,950
Future income taxes	4,664	6,404	5,556

	201,095	214,817	197,405
Shareholders' Equity

Share capital	747,618	698,398	696,837
Contributed surplus	2,194	2,059	6,059
Cumulative translation adjustment	21,521	21,413	14,315
Deficit	(398,904)	(400,898)	(413,224)

Total shareholders' equity	372,429	320,972	303,987

	$ 573,524	$ 535,789	$ 501,392

News release

Creo Inc.

Consolidated Statements of Operations and Deficit

(in thousands of U.S. dollars, except share per amounts)	Three months ended			Six months ended
	March 31 2004 (unaudited)	March 31 2003 (unaudited)	December 31 2003 (unaudited)	March 31 2004 (unaudited)	March 31 2003 (unaudited)

Revenue
Product	$ 94,781	$ 87,755	$ 97,439	$ 192,220	$ 178,598
Service	45,260	42,555	44,056	89,316	82,296
Consumables	17,531	11,153	13,435	30,966	23,345

	157,572	141,463	154,930	312,502	284,239
Cost of sales	90,343	77,749	87,100	177,443	157,471

Gross profit	67,229	63,714	67,830	135,059	126,768

Research and development, net	22,174	19,115	20,145	42,319	37,822
Sales and marketing	27,454	25,963	27,686	55,140	51,403
General and administration	14,848	17,352	15,620	30,468	34,704
Other income	(1,529)	(2,450)	(815)	(2,344)	(3,996)
Restructuring	981	2,122	-	981	2,122
Business integration costs	-	236	-	-	449
Intangible asset amortization	800	706	709	1,509	1,243

	64,728	63,044	63,345	128,073	123,747

Earnings before undernoted items	2,501	670	4,485	6,986	3,021
Gain on sale of investment	-	-	(8,723)	(8,723)	-
Income tax expense (recovery)	507	(495)	882	1,389	(32)
Equity loss	-	2,343	-	-	2,718

Net earnings (loss)	$ 1,994	$ (1,178)	$ 12,326	$ 14,320	$ 335

Earnings (loss) per common share
Basic	$ 0.04	$ (0.02)	$ 0.25	$ 0.28	$ 0.01

Diluted	$ 0.04	$ (0.02)	$ 0.24	$ 0.28	$ 0.01

Deficit, beginning of period	$(400,898)	$ (417,220)	$ (413,224)	$ (413,224)	$ (418,733)
Net earnings (loss)	1,994	(1,178)	12,326	14,320	335

Deficit, end of period	$(398,904)	$ (418,398)	$ (400,898)	$ (398,904)	$ (418,398)

News release

Creo Inc.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)	Three months ended			Six months ended
	March 31 2004 (unaudited)	March 31 2003 (unaudited)	December 31 2003 (unaudited)	March 31 2004 (unaudited)	March 31 2003 (unaudited)

Cash provided by operations:
Net earnings (loss)	$ 1,994	$ (1,178)	$ 12,326	$ 14,320	$ 335
Items not affecting cash:
Amortization	6,147	6,007	5,308	11,455	11,940
Stock compensation expense	171	-	-	171	-
Gain on sale of investment	-	-	(8,723)	(8,723)	-
Restructuring	-	2,122	-	-	2,122
Equity loss	-	2,343	-	-	2,718
Future income taxes	(1,870)	(2,211)	(1,781)	(3,651)	(2,839)
Other	434	901	472	906	(815)

	6,876	7,984	7,602	14,478	13,461

Changes in operating assets and liabilities:
Accounts receivable	4,605	11,837	(127)	4,478	2,032
Other receivables	(2,268)	(4,337)	(2,961)	(5,229)	(2,923)
Inventories	(4,121)	(1,253)	(1,898)	(6,019)	(1,837)
Accounts payable	(3,890)	(5,452)	6,464	2,574	359
Accrued and other liabilities	(2,622)	(4,298)	(1,897)	(4,519)	(4,626)
Income taxes	(4,216)	(5,402)	(2,091)	(6,307)	(8,000)
Deferred revenue and credits	(3,553)	397	3,000	(553)	8,199

	(16,065)	(8,508)	490	(15,575)	(6,796)

	(9,189)	(524)	8,092	(1,097)	6,665
Cash provided by (used in) investing:
Purchase of intangible assets	-	-	(1,890)	(1,890)	-
Investments	-	(1,992)	-	-	(1,992)
Repayment of promissory note	-	-	(4,000)	(4,000)	-
Acquisition, net of cash acquired	(19,660)	-	(12,243)	(31,903)	(4,700)
Purchase of capital assets	(3,392)	(5,173)	(3,723)	(7,115)	(9,921)
Proceeds from sale of capital assets	13	207	76	89	506
Proceeds from the sale of investments	-	-	22,074	22,074	-
Other	123	344	(66)	57	(66)

	(22,916)	(6,614)	228	(22,688)	(16,173)

Cash provided by (used in) financing:
Proceeds from shares issued	48,932	227	1,561	50,493	227
Increase (decrease) in long-term liabilities	(2,455)	(1,045)	47	(2,408)	(141)

	46,477	(818)	1,608	48,085	86

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	(365)	339	944	579	1,077

Increase (decrease) in cash and cash equivalents	14,007	(7,617)	10,872	24,879	(8,345)
Cash and cash equivalents, beginning of period	69,893	69,943	59,021	59,021	70,671

Cash and cash equivalents, end of period	$ 83,900	$ 62,326	$ 69,893	$ 83,900	$ 62,326

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: May 5, 2004